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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

REALNETWORKS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
75605L-10-4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.	75605L-10-4

1	NAMES OF REPORTING PERSONS: ROBERT D. GLASER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		52,202,897

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		52,202,897

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	52,202,897

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	32.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 6 Pages

SCHEDULE 13G
Item 1(a). Name of Issuer:
     This Schedule 13G relates to RealNetworks, Inc., a Washington corporation (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive offices are located at 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.
Item 2(a). Name of Person Filing:
     Robert D. Glaser
Item 2(b). Address of Principal Business Office, or, if None, Residence:
     The business address of the reporting person is RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.
Item 2(c). Citizenship:
     Mr. Glaser is a United States citizen.
Item 2(d). Title of Class of Securities:
     This Schedule 13G relates to the Company’s common stock, par value $.001 per share (the “Common Stock”).
Item 2(e). CUSIP Number:
     The CUSIP Number for the Company’s Common Stock is 75605L 10 4.
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

Page 3 of 6 Pages

(f)☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership:
     The following describes the ownership of Common Stock by Robert Glaser as of December 31, 2006:
(a)	Amount beneficially owned: 52,202,897

(b)	Percent of class: 32.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 52,202,897

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 52,202,897

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Of the shares reported, 1,872,405 shares are held by a private foundation of which Mr. Glaser is the sole trustee. The foundation has the right to receive dividends from, and the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     Not applicable.

Page 4 of 6 Pages

Item 8. Identification and Classification of Members of the Group:
     Not applicable.
Item 9. Notice of Dissolution of Group:
     Not applicable.
Item 10. Certification:
     Not applicable.

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 12, 2007

By: Name:	/s/ Robert D. Glaser Robert D. Glaser
Title:	Chief Executive Officer

Page 6 of 6 Pages